UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Update related to the acquisition of Equinor’s assets in Vaca Muerta

Mexico City, February 19, 2026 – Vista Energy, S.A.B. de C.V. (“Vista”) (NYSE: VIST on the New York Stock Exchange; BMV: VISTA on the Mexican Stock Exchange), announced today that, further to its press release dated February 2, 2026, it has received notification that the right of first refusal (“ROFR”) held by Shell Argentina S.A. (“Shell Argentina”) with respect to the 30% working interest in the Bandurria Sur block has been waived and will therefore not be exercised by said company.

Such waiver was one of the conditions precedent to close the Transaction described in the February 2, 2026, press release, whereby Vista and Vista Energy Argentina S.A.U (“Vista Argentina”) have jointly acquired a 25.1% working interest in the Bandurria Sur block and a 35% interest in Bajo del Toro block.

As a result, the Transaction remains subject to antitrust approval from Chilean authorities, required in connection with the export of crude oil to Chile committed by Vista Argentina and Equinor Argentina S.A.U. Vista has already filed, jointly with Equinor, the relevant documents with the Fiscalía Nacional Económica (Chilean Antitrust authorities) on February 11, 2026, and expects the Transaction to close during Q2-2026.

Forward Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista or any of its subsidiaries that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Vista undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated events. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the SEC on Form 20-F and other applicable filings with the SEC and Vista’s latest annual report available on the Mexican Stock Exchange’s (Bolsa Mexicana de Valores, S.A.B. de C.V.) website: www.bmv.com.mx, the Mexican National Banking and Securities Commission’s (Comisión Nacional Bancaria y de Valores) website: www.gob.mx/cnbv and the Company’s website: www.vistaenergy.com.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer

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